UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ORBITAL TRACKING CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68558X 100

(CUSIP Number)

David Phipps

c/o Orbital Tracking Corp.

18851 NE 29th Avenue, Suite 700

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68558X 100

1.	Name of Reporting Person

David Phipps

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [  ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

UK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,008,435 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,416,400 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,416,400 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

15.52% (3)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 13,416,400 shares of common stock and 592,035 shares of common stock issuable upon conversion of Series E Preferred Stock. Does not include 50,811,565 votes and 50,811,565 shares of common stock due to the beneficial ownership limitations on the voting rights and conversion of the Series E Preferred Stock.

(2)

Includes 13,416,400 shares of common stock and options to purchase 15,000,000 shares of common stock. The options have an exercise price of $0.01 per share, vest and are exercisable immediately, and have a term of 10 years. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares. Does not include 51,403,600 shares of common stock underlying 5,140,360 shares of Series E Preferred Stock which are subject to a 9.99% beneficial ownership limitation.

(3)	Based on 140,224,577 shares outstanding as of December 22, 2017.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Orbital Tracking Corp., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

Item 2.	Identity and Background

(a)	This statement is being filed by David Phipps (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is c/o Orbital Tracking Corp., 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(c)	The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration

On February 19, 2015, in connection with the Issuer’s share exchange agreement (the “Share Exchange Agreement”) with Global Telesat Communications Limited (“GTCL”) and the owners of GTCL, the Issuer issued the Reporting Person 400,000 shares of the Issuer’s common stock and 6,692,000 shares of Series E Preferred Stock, convertible into 66,920,000 shares of common stock with a 4.99% beneficial ownership blocker. On December 5, 2017, the beneficial ownership blocker for Series E Preferred Stock was amended to 9.99%. On that date, the Reporting Person converted 400,558 shares of Series E Preferred Stock into 4,005,580 shares of common stock. On December 20, 2017, the Reporting Person converted an additional 592,619 shares of Series E Preferred Stock into 5,926,190 shares of common stock.

On December 16, 2016, the Issuer issued the Reporting Person options to purchase up to 10,000,000 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.01 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 5,000,000 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.01 per share, vest and are exercisable immediately, and have a term of 10 years.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person has been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 28,416,400 shares of the Issuer’s common stock, which represents approximately 15.52% of the Issuer’s common stock based on 140,224,577 shares outstanding as of December 22, 2017.

(b)

The Reporting Person is deemed to hold sole voting power over 13,416,400 shares of common stock and sole dispositive power over 28,416,400 shares of common stock, including 15,000,000 shares of common stock issuable upon exercise of options. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares. Does not include 51,403,600 shares of common stock underlying 5,140,360 shares of Series E Preferred Stock which are subject to a 9.99% beneficial ownership limitation.

(c)	None.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 19, 2015, in connection with the Issuer’s share exchange agreement (the “Share Exchange Agreement”) with Global Telesat Communications Limited (“GTCL”) and the owners of GTCL, the Issuer issued the Reporting Person 400,000 shares of the Issuer’s common stock and 6,692,000 shares of Series E Preferred Stock, convertible into 66,920,000 shares of common stock with a 4.99% beneficial ownership blocker. On June 9, 2017, the Issuer issued the Reporting Person 1,144,790 shares of the Issuer’s common stock upon the conversion of 114,479 shares of Series E Convertible Preferred Stock held by the Reporting Person pursuant to the Share Exchange Agreement.

On December 16, 2016, the Issuer issued the Reporting Person options to purchase up to 10,000,000 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.01 per share, vest immediately, and have a term of 10 years.

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 5,000,000 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.01 per share, vest and are exercisable immediately, and have a term of 10 years.

On December 5, 2017, the beneficial ownership blocker for Series E Preferred Stock was amended to 9.99%. On that date, the Reporting Person converted 400,558 shares of Series E Preferred Stock into 4,005,580 shares of common stock

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 22, 2017	/s/ David Phipps
David Phipps